February 28, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Kosmos Energy Ltd. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the period ended December 31, 2018, which was filed with the U.S. Securities and Exchange Commission on February 28, 2019.

Respectfully submitted,

Kosmos Energy Ltd.

/s/ Jason E. Doughty
Senior Vice President, General Counsel and Corporate Secretary

Kosmos Energy Ltd.
c/o Kosmos Energy, LLC 8176 Park Lane, Suite 500 Dallas, Texas 75231 Phone 214-445-9600 Fax
214 363 9024